

August 22, 2022

Sandra Rowland
Chief Financial Officer
Xylem Inc.
1 International Drive
Rye Brook, NY 10573

> **Re: Xylem Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **Form 8-K furnished August 2, 2022**
> **File No. 001-35229**

Dear Ms. Rowland:

We have reviewed your August 15, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators and Non-GAAP Measures, page 36

1. We note from your response to prior comment 3 that the special charges in fiscal 2020 are comprised of goodwill and asset impairment charges, net of tax. Please revise to include any income tax adjustments as a separate line item in your non-GAAP reconciliation and explain how the tax impact is calculated. Refer to Question 102.11 of the non-GAAP C&DIs.

Results of Operations, page 39

2.   We note your response to prior comment 6 and we continue to believe that your results of operations discussion should be significantly enhanced to provide a quantified discussion of the factors impacting your GAAP operating income. In this regard, operating income increased $218 million during fiscal 2021, which you appear to attribute to a $132 million decrease in special charges and restructuring and realignment costs. Similarly, operating income decreased $146 million during the second quarter of fiscal 2022 of which you attribute $3 million to increased special changes and realignment costs. Your reference to other qualitative factors impacting your adjusted operating income does not provide sufficient information regarding how your GAAP operating income has been impacted by factors such as productivity, restructuring initiatives, favorable volume and price realization or by offsetting factors such as cost inflation or strategic initiatives. Please revise both here and in your segment discussion and avoid using terms such as "primarily" or "partially offset." This comment also applies to your response to prior comment 4.

Form 8-K furnished on August 2, 2022

Exhibit 99.1, page 1

3.   We note your proposed revised disclosures in response to prior comment 7. Please further revise your discussion of the net income margin to include the basis point change in such measure, similar to that of your adjusted EBITDA margin. Please provide us with the proposed revised disclosures that you intend to include in future earnings releases in response to this matter as well as the segment discussion addressed in our prior comment. In addition, we note that you added adjusted EBITDA margin and the increase in such measure to your highlighted bullet points in your recent Form 8-K earnings release. Please confirm that to the extent you highlight any non-GAAP measures, you will also highlight the comparable GAAP measure with greater prominence. Refer to Question 102.10 of the non-GAAP C&DIs.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Dorothy Capers